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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-3
                               (Amendment No. 2)
                        Rule 13E-3 Transaction Statement
     (Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934)
                               MAXTOR CORPORATION
                                (Name of Issuer)
                               MAXTOR CORPORATION
                           HYUNDAI ACQUISITION, INC.
                          HYUNDAI ELECTRONICS AMERICA
                    HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                       HYUNDAI HEAVY INDUSTRIES CO., LTD.
                              HYUNDAI CORPORATION
                       HYUNDAI MERCHANT MARINE CO., LTD.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  577729 10 6
                     (CUSIP Number of Class of Securities)

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
                       GLENN H. STEVENS                                                   K.S. YOO
                      MAXTOR CORPORATION                                 CORPORATE PLANNING AND COORDINATION OFFICE
                       2190 MILLER DRIVE                                  HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                      LONGMONT, CO 80501                                        SAN 138-1, AMI-RE, BUBAL-EUB
                        (303) 678-2050                                             ICHON-KUN, KYOUNGKI-DO,
                                                                                        467 860 KOREA
                                                                                     011-82-336-30-2683
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         (Names, Addresses and Telephone Numbers of Persons Authorized
  to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                   COPIES TO:

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
I.H. CHUN                       BARTLEY C. DEAMER, ESQ.         ALAN C. MYERS, ESQ.             DIANE HOLT FRANKLE, ESQ.
LEGAL DEPARTMENT                LIOR O. NUCHI, ESQ.             RICHARD D. PRITZ, ESQ.          ERIC GEORGATOS, ESQ.
HYUNDAI ELECTRONICS             MCCUTCHEN, DOYLE                SKADDEN, ARPS, SLATE,           GRAY, CARY, WARE &
INDUSTRIES CO., LTD.            BROWN & ENERSEN                 MEAGHER & FLOM                  FRIEDENRICH
66, JEOKSEON-DONG, JONGRO-KU    THREE EMBARCADERO CENTER        919 THIRD AVENUE                400 HAMILTON AVENUE
SEOUL, KOREA                    SAN FRANCISCO, CA 94111         NEW YORK, NY 10022              PALO ALTO, CA 94301
011-82-2-398-4324               (415) 393-2000                  (212) 735-3000                  (415) 328-6861
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This Statement is filed in connection with:

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/ /   a.    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
            13d-3(e) under the Securities Exchange Act of 1934.
/ /   b.    The filing of a registration statement under the Securities Act of 1933.
/X/   c.    A tender offer.
/ /   d.    None of the above.
            Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /
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                           CALCULATION OF FILING FEE

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                 TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE
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                    $278,591,654.80                                            $55,718.34
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*  For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $6.70 per Share of 33,542,522 outstanding Shares, 1,773,749
   Shares available for issuance under the 1992 ESPP and 6,264,573 Shares issuable upon conversion of Options. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of
   1934, as amended, equals 1/50th of one percentum of the value of Shares purchased.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or schedule and the date of its filing.

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
Amount Previously Paid:      $55,718.34                            Filing Party:    Hyundai Acquisition, Inc., Hyundai Electronics
                                                                                    America, Hyundai Electronics Industries Co.,
                                                                                    Ltd., Hyundai Heavy Industries Co., Ltd.,
                                                                                    Hyundai Corporation and Hyundai Merchant
                                                                                    Marine Co., Ltd.
Form of Registration No.:    Schedule 14D-1 Issuer Tender Offer    Date Filed:      November 8, 1995
                             Statement and Amendment No. 6 to
                             Schedule 13D
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     Hyundai Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hyundai Electronics America ("Parent"), Parent,
Hyundai Electronics Industries Co., Ltd. ("HEI"), Hyundai Heavy Industries Co.,
Ltd. ("HHI"), Hyundai Corporation ("HC"), Hyundai Merchant Marine Co., Ltd.
("HMM") and Maxtor Corporation (the "Company"), hereby amend and supplement the
Rule 13E-3 Transaction Statement on Schedule 13E-3, as amended, (the "Schedule
13E-3"), relating to the Purchaser's Offer to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company.
Capitalized terms not defined herein shall have the meanings set forth in the
Schedule 13E-3.

ITEM 4  TERMS OF THE TRANSACTION

     On December 7, 1995, Parent issued a press release announcing that the Offer has been extended and that the Offer and withdrawal rights will now expire at 6:00 p.m., New York City time, on Friday, December 22, 1995, unless further extended.

     A copy of the press release issued by Parent is filed as Exhibit (a)(8) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 17  MATERIAL TO BE FILED AS EXHIBITS

     (d)(10) Press release, dated December 7, 1995.(1)

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     (1) Filed as Exhibit (a)(8) to Amendment No. 2 to the Schedule 14D-1 filed by Parent, Purchaser, HEI, HHI, HC and HMM with the SEC on December 7, 1995 and incorporated herein by reference.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

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
Dated: December 7, 1995          HYUNDAI ACQUISITION, INC.
                                 By:   /s/  Y. H. KIM
                                 Name:   Y. H. Kim
                                 Title:   President and Chief Executive Officer
                                 HYUNDAI ELECTRONICS AMERICA
                                 By:   /s/  Y. H. KIM
                                 Name:   Y. H. Kim
                                 Title:   President and Chief Executive Officer
                                 HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                                 By:   /s/  Y. H. KIM
                                 Name:   Y. H. Kim
                                 Title:   Authorized Agent
                                 HYUNDAI HEAVY INDUSTRIES CO., LTD.
                                 By:   /s/  Y. H. KIM
                                 Name:   Y. H. Kim
                                 Title:   Authorized Agent
                                 HYUNDAI CORPORATION
                                 By:   /s/  Y. H. KIM
                                 Name:   Y. H. Kim
                                 Title:   Authorized Agent
                                 HYUNDAI MERCHANT MARINE CO., LTD.
                                 By:   /s/  Y. H. KIM
                                 Name:   Y. H. Kim
                                 Title:   Authorized Agent
                                 MAXTOR CORPORATION
                                 By:   /s/  GLENN H. STEVENS
                                 Name:   Glenn H. Stevens
                                 Title:   Vice President, General Counsel and Secretary
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